SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2003

                     China Petroleum & Chemical Corporation
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F     X            Form 40-F
                               ---------                   ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
                          Yes                         No      X
                               ---------                   ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                         N/A


This Form 6-K consists of:

         An announcement on postponement of the first extraordinary general meeting for the year 2003, on March 12, 2003, in English of China Petroleum & Chemical Corporation (the "Registrant").


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                              [GRAPHIC OMITTED]
                    CHINA PETROLEUM & CHEMICAL CORPORATION
              (a joint stock limited company incorporated in the
              People's Republic of China with limited liability)


                      Announcement on Postponement of the
             First Extraordinary General Meeting for the Year 2003


--------------------------------------------------------------------------------
The Extraordinary General Meeting of Sinopec Corp., which was originally scheduled to be held on 21 March 2003, will be held at 9.00 a.m. on Tuesday,
22 April 2003 at Jing Guang Centre, Hu Jia Lou, Chao Yang District, Beijing,
PRC.
--------------------------------------------------------------------------------


Reference is made to the announcement of China Petroleum & Chemical Corporation ("Sinopec Corp.") on 21 January 2003 in relation to the proposed amendments to the Articles of Association and the election of members of the Second Session of the board of directors and supervisory committee, and the notice of Sinopec Corp. convening the Extraordinary General Meeting, which was originally scheduled to be held on 21 March 2003 (the "Notice").


As the candidates for the Second Session of the board of directors may be subject to change, the board of directors of Sinopec Corp., after careful consideration, decided that the First Extraordinary General Meeting, which was originally scheduled to be held at 9.00 a.m. on Friday, 21 March 2003, will be held at 9.00 a.m. on Tuesday, 22 April 2003 at Jing Guang Centre, Hu Jia Lou, Chao Yang District, Beijing, PRC (the "Postponed EGM"). The reply slip for the Postponed EGM is attached below. Other businesses of the meeting remain unchanged.


According to the Regulatory Opinions regarding General Meetings of Listed Companies issued by China Securities Regulatory Commission on 18 May 2000, a company should publish a notice of postponement at least 5 working days prior to the original scheduled date of the general meeting if the general meeting has to be postponed because of special reasons. The company, when postponing the general meeting, should not change the record date for determining the eligibility of the shareholders to attend the general meeting as set out in the original Notice. Therefore, holders of Sinopec Corp.'s H shares whose names appeared on the register of members maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appeared on the domestic share register maintained by China Securities Depository And Clearing Corporation Limited, Shanghai branch at the close of business on Wednesday, 19 February 2003 are eligible to attend the Postponed EGM. The register of members of Sinopec Corp. will be closed from Thursday, 20 February 2003 to Friday, 21 March 2003 (both days inclusive), as originally arranged.


                                                           By Order of the Board
                                          China Petroleum & Chemical Corporation
                                                                   Zhang Honglin
                                             Secretary to the Board of Directors
                                                     Beijing, PRC, 12 March 2003

                              [GRAPHIC OMITTED]
                    CHINA PETROLEUM & CHEMICAL CORPORATION
              (a joint stock limited company incorporated in the
              People's Republic of China with limited liability)


       Reply Slip for the Postponed First Extraordinary General Meeting
                               for the Year 2003


I(We)(1)________________________________________________________________________

of______________________________________________________________________________

being the holder(s) of(2)_______________________________________________________

H share(s)/domestic share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation ("Sinopec Corp.") hereby confirm that I (we) wish to attend (in person or by proxy) the postponed first extraordinary general meeting of Sinopec Corp. for the year 2003 (the "Postponed EGM") to be held at Jing Guang Centre, Hu Jia Lou, Chao Yang District, Beijing, PRC at 9:00 a.m. on Tuesday, 22 April 2003.


Signature(s):________________________________________


Date:________________________________________________


Notes:


1. Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in block letters.


2.       Please insert the number of shares registered under your name(s).

3. The completed and signed reply slip should be delivered to Sinopec Corp. by hand, by post or by fax at A6 Huixindong Street, Chaoyang District, Beijing 100029, (Fax no.: (+86) 10 6499 0022) such that the same shall be received by Sinopec Corp. on or before Tuesday, 1 April 2003. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the Postponed EGM.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          China Petroleum & Chemical Corporation

                                                           By: /s/ Zhang Honglin
                                                               -----------------
                                                              Name:Zhang Honglin
                                                         Title:Company Secretary

Date: March 12, 2002